July 15, 2005

Via Edgar and Telecopy (202) 942-9528

Mail Stop 0710
H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                  Re: Striecher Mobile Fueling, Inc. (the "Company") Registration Statement on Form S-3
                           Filed June 24, 2005
                           File No. 333-126116

Dear Mr. Schwall:

         We hereby request acceleration of the effective date of the above-referenced Registration Statement so as to become effective at 5:00 p.m. Eastern Time on Monday, July 18, 2005, or as soon thereafter as is practicable. A letter from the Company requesting acceleration is filed herewith. Any questions concerning the foregoing should be directed to the undersigned.

                                        Sincerely,

                                        /s/ S. Lee Terry, Jr.
                                        -------------------------------------
                                        S. Lee Terry, Jr.
                                        for
                                        DAVIS GRAHAM & STUBBS LLP

Enclosure
cc:  Richard E. Gathright